United States securities and exchange commission logo





                             May 17, 2021

       Markus Warmuth
       President and Chief Executive Officer
       Monte Rosa Therapeutics, Inc.
       645 Summer Street, Suite 102
       Boston, MA 02210

                                                        Re: Monte Rosa
Therapeutics, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 19,
2021
                                                            CIK No. 0001826457

       Dear Dr. Warmuth:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted April 19, 2021

       Prospectus Summary
       Overview, page 1

   1. We note your disclosure here and throughout your prospectus regarding your goal of discovering and
developing "first-in-class" precision medicines. Please remove references to
"first-in-class" as this statement implies an expectation of regulatory approval and is
inappropriate given the length of time and uncertainty with respect to securing marketing
approval. If your intention is to convey your belief that your platform or your programs
utilize a novel technology or approach, you may discuss how your technology differs from
technology used by competitors or that you are not aware of
                                                        competing products that
are further along in the development process. Statements such as
 Markus Warmuth
FirstName
Monte RosaLastNameMarkus
            Therapeutics, Inc.Warmuth
Comapany
May        NameMonte Rosa Therapeutics, Inc.
     17, 2021
May 17,
Page 2 2021 Page 2
FirstName LastName
         these should be accompanied by cautionary language that the statements are not intended to give any indication that your technology or any potential product candidates have been proven effective or will receive regulatory approval.
2. We note your statement that you are focused on delivering therapies to targets in "well-
         validated biological pathways" and similar statements throughout the registration statement. As currently drafted, this statement could imply that the FDA has approved, or will more easily approve, your products. Although your drugs may target
         certain pathways that have been used by other drugs, we note that your drug is still distinct from prior drugs that have been approved by the FDA. While it is appropriate to say that you are using a similar pathway to help guide your development program, please revise your disclosure to remove any implication that your product candidates are more likely to receive FDA approval than others.
3.       We note your statements that certain of your programs comprise    a
series of potent,
         selective and orally bioavailable    MGD molecules that    can
effectively address    certain
         targets "while possessing attractive pharmaceutical properties.    We
note similar
         statements on page 121 that oral administration of MRT-1577 "led to potent antitumor activity." As findings of safety or efficacy are solely within the authority of the FDA or similar foreign regulators, please revise your disclosure here and throughout the prospectus to remove any statements that suggest the efficacy or safety of your potential product candidates. Where you deem appropriate, you may present objective data without including your conclusions related to safety or efficacy.
Our Approach, page 2

4. Please define the term "non-heterobifunctional" when first used so that an investor not familiar with this term may understand its meaning.
Our Pipeline, page 3

5.       Please revise your pipeline table as follows:
             Include separate columns for each material stage you will need to complete before marketing your products. For instance, include separate columns for each of Phase 1,
             Phase 2 and Phase 3.
             We note that your pipeline table includes three separate pre-clinical phases, which gives the impression that your product candidates are farther along in the clinical process. Please revise the table to eliminate the separate column for lead optimization, as this stage is not sufficiently distinct. In addition, revise the length of the arrows for each candidate to accurately show its progression in relation to each stage of development once the table has been revised.
             It appears that you have included every in-house program in your pipeline table.
              Please explain to us why each program is sufficiently material to your business to warrant inclusion in your pipeline table or revise your table to remove any program that is not currently material.
 Markus Warmuth
Monte Rosa Therapeutics, Inc.
May 17, 2021
Page 3
Risks Associated with Our Business, page 4

6. Please add a bullet highlighting that your patent portfolio is pending and that you do not own any issued patents or in-license any patents related to your QuEEN platform and
         GSPT1 program. We note your disclosure on page 47.
7. Please add a bullet highlighting the risks related to the concentration of ownership of your common stock, as discussed on page 71. Please include in this bullet and in the corresponding risk factor beginning on page 71 a discussion of the number of your executive officers and directors who are affiliated with your principal stockholders.
Use of Proceeds, page 79

8. Refer to the first and third bullet points. Please revise to provide an estimate of how far in the clinical development process for your GSPT1 program and your discovery programs the allocated proceeds of the offering will enable you to reach. If any material amounts of other funds are necessary to complete your clinical trials for these candidates, please revise your disclosure to state the amounts and the sources of such other funds. Refer to
         Instruction 3 of Item 504 of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical accounting policies and significant judgments and estimates Stock-based compensation, page 95

9. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances, including stock compensation. Please discuss with the staff how to submit your response.
Business
Our Approach, page 112

10. Where you first provide measures of statistical significance, please explain for the benefit of the lay reader the significance of p-values and the "Z-score" and clarify the threshold p-
         value or "Z-score" that corresponds to statistical significance.
Our services, collaboration and licenses agreements
Services
FirstNameagreement  with Ridgeline,
           LastNameMarkus     Warmuthpage 128
Comapany
11.       NameMonte
     Please            Rosa Therapeutics,
            revise to disclose the aggregateInc.
                                              amounts paid to date under the
Ridgeline Services
     Agreement.
May 17, 2021 Page 3
FirstName LastName
 Markus Warmuth
FirstName
Monte RosaLastNameMarkus
            Therapeutics, Inc.Warmuth
Comapany
May        NameMonte Rosa Therapeutics, Inc.
     17, 2021
May 17,
Page 4 2021 Page 4
FirstName LastName
Agreements with Cancer Research Technology Limited and the Institute of Cancer Research, page 129

12. Please revise to clarify the product candidates or technologies to which the agreements with Cancer Research Technology Limited and the Institute of Cancer Research relate.
         To the extent that your product candidates or technologies rely on intellectual property licensed from a third-party, please revise your Intellectual Property disclosure on page 131 accordingly.
Collaboration and option agreement, page 129

13. We note your disclosure that your royalty obligations will terminate on a product-by-
         product and country-by-country basis upon the later of the expiration of the last patent which covers such product in such country or certain other terms. Please disclose when the last-to-expire patent is expected to expire. Please also disclose the royalty rate or a royalty range that does not exceed 10 percentage points, the aggregate amounts paid to date under the agreement, the aggregate future potential milestone payments to be paid, and the termination provisions under the agreement.
License agreement, page 130

14. Please disclose the amount of the technology access fee paid to CRT and revise to quantify the value of the 4,000,000 common shares issued to CRT, the ICR and affiliated founding scientists at the time of issuance.
Intellectual Property, page 131

15. Please revise your intellectual property disclosure to disclose for each material patent and patent application the specific products or technologies to which such patents or patent applications relate. Also clearly describe on an individual basis the type of patent protection granted or sought for each product or technology (composition of matter, use, or process) and the expiration of each such patent. In this regard, it may be useful to provide this disclosure in tabular form to support the narrative already included.
Principal Stockholders, page 176

16. Please revise the footnotes to your table to disclose the natural persons who have or share beneficial ownership of the securities held by each of the entities listed in your table.
General

17. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 Markus Warmuth
FirstName
Monte RosaLastNameMarkus
            Therapeutics, Inc.Warmuth
Comapany
May        NameMonte Rosa Therapeutics, Inc.
     17, 2021
May 17,
Page 5 2021 Page 5
FirstName LastName
       You may contact Tara Harkins at 202-551-3639 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Kasey Robinson at 202-551-5880 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:      Robert E. Puopolo, Esq.